Exhibit (a)(1)(H)

Contact:	Tom Brooker/John Patenaude Nashua Corporation 847-318-1797/603-880-2145	Rich Coyle Sard Verbinnen & Co. 212-687-8080
NASHUA CORPORATION COMMENCES OFFER TO
REPURCHASE UP TO 1.9 MILLION SHARES
Represents Approximately 30% of Shares Outstanding
NASHUA, N.H., May 29, 2007 — Nashua Corporation (NASDAQ: NSHA), a manufacturer and marketer of labels and thermal specialty papers, today announced that it has commenced an offer to repurchase up to 1,900,000 shares of its common stock in a tender offer at a price of $10.50 per share. If Nashua repurchases the full 1,900,000 shares, the offer will result in the repurchase by Nashua of approximately 30% of its currently outstanding shares. The tender offer will be financed from $10 million pursuant to a term loan and $10 million under a revolving line of credit, each of which will be provided pursuant to our Second Amended and Restated Credit Agreement with LaSalle Bank National Association and Bank of America
The tender offer, proration period and withdrawal rights will expire at 12:00 a.m., New York City time, on June 28, 2007, unless the tender offer is extended. The terms and conditions of the tender offer appear in our Offer to Purchase, dated May 29, 2007, and the related Letter of Transmittal.
The Dealer Manager for the tender offer is Georgeson Securities Corporation. The Information Agent for the tender offer is Georgeson Inc.
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is made solely by the Offer to Purchase, dated May 29, 2007, and the related Letter of Transmittal, and any amendments or supplements thereto. Nashua will be filing with the SEC on May 29, 2007, a Schedule TO that will include these documents and other materials as exhibits. Stockholders should carefully read the Schedule TO and its exhibits because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of these documents from the SEC’s website at http://www.sec.gov without charge when these documents become available. Stockholders may also request a copy of these documents from Nashua at no cost, by writing or telephoning Nashua at: Nashua Corporation, Attention: Corporate Secretary, 11 Trafalgar Square, Suite

201, Nashua, New Hampshire 03063, Telephone: 603-880-2539. Stockholders should be sure to include their complete name and address in such requests. Stockholders can also find copies of these documents by visiting Nashua’s website at http://www.nashua.com. Questions and requests for assistance may be directed to Georgeson, Inc., the Information Agent and Dealer Manager, at 888-605-7508 (toll free) or 212-440-9800 (collect).
About Nashua
Nashua Corporation manufactures and markets a wide variety of specialty imaging products and services to industrial and commercial customers to meet various print application needs. The Company’s products include thermal coated papers, pressure-sensitive labels, colored copier papers, bond, point of sale, ATM and wide-format papers, entertainment tickets, as well as toners, developers, and ribbons for use in imaging devices. Additional information about Nashua Corporation can be found at www.nashua.com.
Forward-looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including earnings, revenue and profitability projections. When used in this press release, the words “should,” “will,” “expects,” “anticipates,” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, the Company’s future capital needs and resources, fluctuations in customer demand, intensity of competition from other vendors, timing and acceptance of new product introductions, delays or difficulties in programs designed to increase sales and profitability, general economic and industry conditions, the impairment of goodwill, the settlement of various tax issues, and other risks set forth in the Company’s filings with the Securities and Exchange Commission, and the information set forth herein should be read in light of such risks. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this press release and should not be relied upon as representing the Company’s estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change.
In addition, please refer to Nashua’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2007, and Nashua’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, in each case as filed with the SEC, for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact Nashua and its business.